UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE TO

Tender Offer Statement under Section 14(d)(1) or 13(e)(1)

of the Securities Exchange Act of 1934

(Amendment No. 3)

THE MEDICINES COMPANY

(Name of Subject Company (Issuer))

MEDUSA MERGER CORPORATION

an indirect wholly owned subsidiary of

NOVARTIS AG

(Name of Filing Persons (Offerors))

Common Stock, $0.001 Par Value

(Title of Class of Securities)

584688105

(CUSIP Number of Class of Securities)

Shannon Thyme Klinger
Group General Counsel
Novartis AG
Lichstrasse 35

CH-4056 Basel
Switzerland
Telephone: +41-61-324-1111

(Name, Address, and Telephone Number of Person Authorized to Receive Notices and Communications on Behalf
of Filing Persons)

With a copy to:

Francis J. Aquila

Matthew G. Hurd
Melissa Sawyer
Sullivan & Cromwell LLP
125 Broad Street
New York, NY 10004
Telephone: +1 (212) 558-4000

CALCULATION OF FILING FEE

Transaction Valuation(1)	Amount Of Filing Fee(2)
$9,677,945,967.37	$1,256,197.39

(1)

Estimated solely for purposes of calculating the amount of the filing fee. Calculated by adding (a) 80,183,716 outstanding shares of The Medicines Company (the “Company”) common stock, par value $0.001 per share (collectively, “Shares”) (including 235,387 restricted Shares) multiplied by $85.00, the offer price per Share (the “Offer Price”), plus (b) 9,864,818 Shares issuable upon the exercise of outstanding equity compensation options with an exercise price less than the Offer Price, multiplied by $55.976 (which is the Offer Price minus the weighted average exercise price for such options of $29.024 per Share), plus (c) 27,178,083 Shares subject to issuance pursuant to outstanding convertible notes, to the extent converted in accordance with their terms, multiplied by the Offer Price. The calculation of the filing fee is based on information provided by the Company as of December 2, 2019.

(2)

The amount of the filing fee, calculated in accordance with Rule 0-11 under the Securities Exchange Act of 1934, as amended, as modified by Fee Rate Advisory No. 1 for fiscal year 2020, issued August 23, 2019, equals $129.80 per million dollars of the value of the transaction.

☒

Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

	Amount Previously Paid: $1,256,197.39	Filing Party: Novartis AG and Medusa Merger Corporation
	Form of Registration No.: Schedule TO	Date Filed: December 5, 2019

☐                                    Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☒               third-party tender offer subject to Rule 14d-1.

☐                 issuer tender offer subject to Rule 13e-4.

☐                 going-private transaction subject to Rule 13e-3.

☐                 amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer.  ☒

If applicable, check the appropriate box(es) below to designate the appropriate rule provision(s) relied upon:

☐                 Rule 13e-4(i) (Cross-Border Issuer Tender Offer)

☐                 Rule 14d-1(d) (Cross-Border Third-Party Tender Offer)

This Amendment No. 3 (this “Amendment”) amends and supplements the Tender Offer Statement on Schedule TO (together with any amendments and supplements thereto, the “Schedule TO”), filed with the Securities and Exchange Commission on December 5, 2019 by (i) Medusa Merger Corporation, a Delaware corporation (“Purchaser”) and an indirect wholly owned subsidiary of Novartis AG, a company organized under the laws of Switzerland (“Parent”), and (ii) Parent.  The Schedule TO relates to the offer by Purchaser to purchase all of the outstanding shares of common stock, par value $0.001 per share (the “Shares”), of The Medicines Company, a Delaware corporation (the “Company”), at a purchase price of $85.00 per Share net to the seller in cash, without interest thereon and subject to any tax withholding, upon the terms and subject to the conditions set forth in the Offer to Purchase, dated December 5, 2019 (the “Offer to Purchase”), and in the related Letter of Transmittal (as it may be amended or supplemented from time to time, the “Letter of Transmittal” and, together with the Offer to Purchase, as it may be amended or supplemented from time to time, the “Offer”), copies of which are attached to the Schedule TO as Exhibits (a)(1)(A) and (a)(1)(B), respectively.

Except as otherwise set forth in this Amendment, the information set forth in the Schedule TO remains unchanged and is incorporated herein by reference to the extent relevant to the items in this Amendment.  Capitalized terms used but not defined herein have the meanings assigned to such terms in the Offer to Purchase.

Schedule TO.

The Schedule TO is hereby amended as follows:

Items 1 through 9 and Item 11.

The information set forth in the Offer to Purchase and Items 1 through 9 and Item 11 of the Schedule TO, to the extent such Items incorporate by reference the information contained in the Offer to Purchase, is hereby amended and supplemented to include the following:

“The Offer and withdrawal rights expired as scheduled at 12:00 Midnight, New York City time, at the end of the day of Friday, January 3, 2020 (such date and time, the “Offer Expiration Time”). The Depositary has advised Purchaser that, as of the Offer Expiration Time, a total of 60,669,325 Shares (excluding Shares with respect to which Notices of Guaranteed Delivery were delivered but were not yet “received” (as such term is defined in Section 251(h)(6)(f) of the DGCL)) were validly tendered pursuant to the Offer and not properly withdrawn, representing approximately 75.0% of the Shares outstanding as of the Offer Expiration Time. In addition, the Depositary has advised Purchaser that, as of the Offer Expiration Time, Notices of Guaranteed Delivery had been delivered with respect to 13,655,837 additional Shares, representing approximately 16.9% of the outstanding Shares as of the Offer Expiration Time.

As of the Offer Expiration Time, the number of Shares validly tendered pursuant to the Offer and not properly withdrawn satisfied the Minimum Tender Condition, and all other conditions to the Offer were satisfied or waived. Promptly following the Offer Expiration Time, Purchaser irrevocably accepted for payment all Shares validly tendered pursuant to the Offer and not properly withdrawn.

On January 6, 2020, Parent issued a press release announcing the expiration and results of the Offer. The full text of the press release is attached as Exhibit (a)(5)(D) hereto, and is incorporated herein by reference.

As a result of its acceptance for payment of the Shares tendered pursuant to the Offer and in accordance with Section 251(h) of the DGCL, Purchaser owns at least the percentage of Shares that would be required to adopt the Merger Agreement by a vote of the stockholders of the Company. Parent and Purchaser expect to complete the acquisition of the Company on January 6, 2020 by consummating the Merger pursuant to the Merger Agreement without a vote of the stockholders of the Company in accordance with Section 251(h) of the DGCL. At the Effective Time, each Share then outstanding (other than (i) Shares that at the Effective Time are owned by the Company, Parent, Purchaser, any other subsidiary of Parent or any subsidiary of the Company or that are held in the Company’s treasury and (ii) Shares that are outstanding immediately prior to the Effective Time and that are held by a Company stockholder who properly demands and perfects appraisal rights under Delaware law)  will be converted into the right to receive $85.00 in cash, without interest and subject to any tax withholding.

Following consummation of the Merger, the Shares will be delisted and will cease to trade on Nasdaq. Parent and Purchaser intend to take steps to cause the termination of the registration of the Shares under the Exchange Act and the suspension of all of the Company’s reporting obligations under the Exchange Act as promptly as practicable.”

Item 12.

Item 12 is hereby amended and supplemented by adding the following exhibit:

Exhibit No.	Description

(a)(5)(D)	Press Release issued by Novartis AG on January 6, 2020, announcing the expiration and results of the Offer.

SIGNATURES

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  January 6, 2020

MEDUSA MERGER CORPORATION

By:	/s/ Peter Louwagie
Name:	Peter Louwagie
Title:	Authorized Signatory

NOVARTIS AG

By:	/s/ Dario Drago
Name:	Dario Drago
Title:	As Attorney

By:	/s/ Jonathan Emery
Name:	Jonathan Emery
Title:	As Attorney

EXHIBIT INDEX

Index No.

(a)(1)(A)

Offer to Purchase for Cash, dated December 5, 2019, attached as Exhibit (a)(1)(A) to the Schedule TO-T filed by Novartis AG with the Securities and Exchange Commission on December 5, 2019 (incorporated herein by reference).*

(a)(1)(B)

Form of Letter of Transmittal, attached as Exhibit (a)(1)(B) to the Schedule TO-T filed by Novartis AG with the Securities and Exchange Commission on December 5, 2019 (incorporated herein by reference).*

(a)(1)(C)

Form of Notice of Guaranteed Delivery, attached as Exhibit (a)(1)(C) to the Schedule TO-T filed by Novartis AG with the Securities and Exchange Commission on December 5, 2019 (incorporated herein by reference).*

(a)(1)(D)

Form of Letter to Brokers and Dealers, attached as Exhibit (a)(1)(D) to the Schedule TO-T filed by Novartis AG with the Securities and Exchange Commission on December 5, 2019 (incorporated herein by reference).*

(a)(1)(E)	Form of Letter to Clients, attached as Exhibit (a)(1)(E) to the Schedule TO-T filed by Novartis AG with the Securities and Exchange Commission on December 5, 2019 (incorporated herein by reference).*

(a)(1)(F)

Form of Summary Advertisement as published in the New York Times on December 5, 2019, attached as Exhibit (a)(1)(F) to the Schedule TO-T filed by Novartis AG with the Securities and Exchange Commission on December 5, 2019 (incorporated herein by reference).*

(a)(1)(G)

Power of Attorney for Novartis AG, dated November 23, 2019, attached as Exhibit (a)(1)(B) to the Schedule TO-T filed by Novartis AG with the Securities and Exchange Commission on December 5, 2019 (incorporated herein by reference).*

(a)(1)(H)

Signing Authorization for Medusa Merger Corporation, dated November 23, 2019, attached as Exhibit (a)(1)(B) to the Schedule TO-T filed by Novartis AG with the Securities and Exchange Commission on December 5, 2019 (incorporated herein by reference).*

(a)(5)(A)

Press Release issued by Novartis AG on November 24, 2019, attached as Exhibit (a)(5)(A) to the Schedule TO-C filed by Novartis AG with the Securities and Exchange Commission on November 25, 2019 (incorporated herein by reference).*

(a)(5)(B)

Novartis AG Investor Presentation on November 25, 2019, attached as Exhibit (a)(5)(B) to the Schedule TO-C filed by Novartis AG with the Securities and Exchange Commission on November 25, 2019 (incorporated herein by reference).*

(a)(5)(C)

Transcript of Novartis AG investor call on November 25, 2019, attached as Exhibit (a)(5)(C) to the Schedule TO-C filed by Novartis AG with the Securities and Exchange Commission on November 25, 2019 (incorporated herein by reference).*

(a)(5)(D)	Press Release issued by Novartis AG on January 6, 2020, announcing the expiration and results of the Offer.

(b)	Not applicable.

(d)(1)

Agreement and Plan of Merger, dated as of November 23, 2019, by and among Novartis AG, Medusa Merger Corporation and The Medicines Company, attached as Exhibit 2.1 to the Current Report on Form 8-K filed by The Medicines Company with the Securities and Exchange Commission on November 25, 2019 (incorporated herein by reference).*

(d)(2)

Confidentiality Agreement, dated as of August 21, 2019, by and between Novartis Pharmaceuticals Corporation and the Company, as amended on October 10, 2019, attached as Exhibit (d)(2) to the Schedule TO-T filed by Novartis AG with the Securities and Exchange Commission on December 5, 2019 (incorporated herein by reference).*

(g)	Not applicable.

(h)	Not applicable.

* Previously filed.